Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

TKO Group Holdings, Inc.

(Name of Issuer)

Class A Common Stock, $0.00001 par value per share

(Title of Class of Securities)

87256C101

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class .of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87256C101	Schedule 13G	Page 2 of 5

1	Names of Reporting Persons Patrick Whitesell
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 91,259,861
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 91,259,861

9	Aggregate Amount Beneficially Owned by Each Reporting Person 91,259,861
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 53.4%
12	Type of Reporting Person IN

CUSIP No. 87256C101	Schedule 13G	Page 3 of 5

ITEM 1.	(a) Name of Issuer:

TKO Group Holdings, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

200 Fifth Ave, 7th Floor

New York, NY 10010

ITEM 2.	(a) Name of Person Filing:

This statement is filed on behalf of Patrick Whitesell (the “Reporting Person”).

(b)	Address of Principal Business Office:

The business address of the Reporting Person is 9601 Wilshire Boulevard, 3rd Floor, Beverly Hills, CA 90210.

(c)	Citizenship of each Reporting Person is:

The Reporting Person is a citizen of the United States.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.00001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

87256C101

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

•	Amount beneficially owned: 91,259,861

•	Percent of Class: 53.4%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 0

•	Shared power to vote: 91,259,861

•	Sole power to dispose or direct the disposition of: 0

•	Shared power to dispose or direct the disposition of: 91,259,861.

Endeavor Operating Company, LLC (“EOC”) is the record holder of 75,412,059 common units (“TKO OpCo Units”) of TKO Operating Company, LLC (“TKO OpCo”), January Capital HoldCo, LLC (“January HoldCo”) is the record holder of 7,662,799 TKO OpCo Units, and January Capital Sub, LLC (“January Sub”) is the record holder of 6,542,033 TKO OpCo Units. Subject to the terms of the operating agreement of TKO OpCo, the TKO OpCo Units may be redeemed for shares of Class A Common Stock on a one-for-one basis. In addition, WME IMG, LLC (“WME IMG”) is the record holder of 1,642,970 shares of Class A Common Stock. The ownership information presented herein represents beneficial ownership of the Class A Common Stock as of the date of this filing, based upon 81,146,843 shares of Class A Common Stock outstanding as of September 30, 2024, as reflected in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 6, 2024.

CUSIP No. 87256C101	Schedule 13G	Page 4 of 5

Endeavor Group Holdings, Inc. (“Endeavor”) is the managing member of Endeavor Manager, LLC, which in turn is the managing member of EOC. EOC is the sole member of January HoldCo and January Sub (EOC, January HoldCo and January Sub, collectively, the “EDR Subscribers”). WME IMG is an indirect subsidiary of Endeavor. As a result, Endeavor may be deemed to beneficially own the securities held of record by the EDR Subscribers or WME IMG. The Reporting Person is a member of the governing body of Endeavor and as a result may be deemed to share beneficial ownership of the securities beneficially owned by Endeavor.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 87256C101	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2024

/s/ Patrick Whitesell
Patrick Whitesell